SAZI FOODS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023
(See Independent Accountants' Compilation Report)

UNAUDITED

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:

| | |
|---|---|
| Net income (loss) | $(7,213) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | |
| None | -- |
| Net cash provided (used) by operating activities | (7,213) |
| Cash flows from investing activities: | |
| Member contributions | 7,213 |
| Net increase (decrease) in cash and cash equivalents | -- |
| Cash and cash equivalents at beginning of year | -- |
| Cash and cash equivalents at end of year | $ -- |

SAZI FOODS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022
(See Independent Accountants' Compilation Report)

UNAUDITED

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income (loss) | $(20,068) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | |
| None | -- |
| Net cash provided (used) by operating activities | (20,068) |
| Cash flows from investing activities: | |
| Member contributions | 20,068 |
| Net increase (decrease) in cash and cash equivalents | -- |
| Cash and cash equivalents at beginning of year | -- |
| Cash and cash equivalents at end of year | $ -- |